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Rob Lloyd · 2nd

Former CEO at Virgin Hyperloop One, President of Cisco Systems, sports investor & educational advocate. Trustee at SCU

Los Gatos, California · 129 connections · Contact info

Boys Hope Girls Hop

University of Manito

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Unprecedented Times Call for Extraordinary Support

Rob Lloyd on LinkedIn

As we face daunting crisis news each day, we are universally grateful for the courage of our front-lin...

41 · 3 Comments

Professional Ultimate - AUDL.com

AUDL

The American Ultimate Disc League (AUDL) is top professional ultimate league in the world.

Experience

Vice Chair
Boys Hope Girls Hope
Jun 2014 – Present · 6 yrs 5 mos
St Louis, Missouri, United States

Chairman and Managing Member
AUDL
Jan 2013 – Present · 7 yrs 10 mos
Los Gatos, CA

Top team action sport of the next decade. Ultimat

Member Board Of Trustees
Santa Clara University
Jun 2015 – Present · 5 yrs 5 mos
Santa Clara, CA

CEO
Hyperloop Tech
Sep 2015 – Nov 2018 · 3 yrs 3 mos
Greater Los Angeles Area





Cisco
10 yrs 5 mos

President
Oct 2012 – Aug 2015 · 2 yrs 11 mos

Responsible for Cisco's development and sales efforts, as the company creates tighter connections between customer requirements and innovation, along with ensuring greater speed-to-market. My organization manages the alignment and acceleration of Cisco's technology innovation to enable a faster response to market transitions, increased c ...see mor



Executive Vice President, Worldwide Operations
Apr 2009 – Oct 2012 · 3 yrs 7 mos
San Jose, CA

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Education

University of Manitoba
Bachelor's degree, Business/Commerce

Skills & Endorsements

Integration · 3

Endorsed by **Dr. Durga Prakash Devarakonda (DP) Ph.D and 1 other who is highly skilled at this**

Cisco Technologies · 3

Jens-Peter W. Barnewitz and 2 connections have given endc

Strategic Planning · 3

Endorsed by **2 of Rob's colleagues at Cisco**

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Interests

Richard Branson
Founder at Virgin Group
17,785,656 followers

BT
428,086 followers

Michael Dell
CEO and Chairman at Dell Technologies
1,788,171 followers

Mark Cuban
President
6,203,916 followers

Telstra

279,701 followers

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